SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-156817 on Form F-4, effective February 19, 2009, relating to the merger proposal.
Results of the Extraordinary General Meeting of Shareholders
1. Details of Resolutions
Agenda Item No. 1. Approval of Merger Agreement between KT and KT Freetel, Co., Ltd : approved as originally proposed
Agenda Item No. 2. Amendment of Articles of Incorporation : approved as originally proposed
2. Date of Extraordinary General Meeting of Shareholders : March 27, 2009
3. Details of change in business purpose

Details	Reason
14. Frequency-based telecommunications services and other telecommunications services	Business purposes of KT Freetel Co.,Ltd.(merging entity) to be added in accordance to the merger agreement, as well as “New and Renewable Energy and Energy Generation Business,” to pursue new growth opportunities in the alternative energy industry.
15. Value-added telecommunications business
16. Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games
17. Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services
18. Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17
19. Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18
20. Tourism
21. Insurance agency business
22. New and renewable energy and energy generation business 23. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2009 KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director